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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CorVel Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
221006109
(CUSIP Number)
June 26, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Schedule 13G

CUSIP No. 221006109

1	Names of Reporting Persons HealthCor Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
	20-2893681

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

	Delaware

	5	Sole Voting Power:

Number of		0

Shares	6	Shared Voting Power:
Beneficially
Owned by		700,000

Each	7	Sole Dispositive Power:
Reporting
Person		0

With:	8	Shared Dispositive Power:

		700,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	700,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	5.01%

12	Type of Reporting Person (See Instructions):

	PN

Schedule 13G

CUSIP No. 221006109

1	Names of Reporting Persons Arthur Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

	United States

	5	Sole Voting Power:

Number of		0

Shares	6	Shared Voting Power:
Beneficially
Owned by		700,000

Each	7	Sole Dispositive Power:
Reporting
Person		0

With:	8	Shared Dispositive Power:

		700,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	700,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	5.01%

12	Type of Reporting Person (See Instructions):

	IN

Schedule 13G

CUSIP No. 221006109

1	Names of Reporting Persons Joseph Healey

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☒

3	SEC use only:

4	Citizenship or Place of Organization:

	United States

	5	Sole Voting Power:

Number of		0

Shares	6	Shared Voting Power:
Beneficially
Owned by		700,000

Each	7	Sole Dispositive Power:
Reporting
Person		0

With:	8	Shared Dispositive Power:

		700,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	700,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	5.01%

12	Type of Reporting Person (See Instructions):

	IN

Item 1(a).	Name of Issuer: CorVel Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2010 Main Street, Suite 600, Irvine, California 92614

Item 2. (a, b,
c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

(i) HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

(ii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

(iii) Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

Item 2(d).	Title of Class of Securities: common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 221006109

Item 3.	Not Applicable.

Item 4.	Ownership.

HealthCor Management, L.P. is the investment manager to certain accounts which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 700,000 shares of Common Stock of the Issuer. Arthur Cohen and Joseph Healey, the Managers of HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment power with respect to the Common Stock reported herein, and therefore may be deemed to be the beneficial owner of such Common Stock.

1.	HealthCor Management, L.P.
(a)	Amount beneficially owned: 700,000 shares
(b)
Percent of class: 5.01%. The percentage of Common Stock reported as beneficially owned is based upon 13,967,000 shares outstanding as of May 15, 2007, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on June 14, 2007.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or to direct the vote: 700,000 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 700,000 shares.

2.	Joseph Healey
(a)	Amount beneficially owned: 700,000 shares
(b)	Percent of class: 5.01% (determined as set forth in paragraph 1(b) of this Item 4)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or to direct the vote: 700,000 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 700,000 shares.

3.	Arthur Cohen
(a)	Amount beneficially owned: 700,000 shares
(b)	Percent of class: 5.01% (determined as set forth in paragraph 1(b) of this Item 4)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or to direct the vote: 700,000 shares
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 700,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock reported herein is held by certain accounts managed by HealthCor Management, L.P. in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities; however, no such person has an interest that relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 26, 2007

HealthCor Management L.P.

		By:	HealthCor Associates, LLC, general partner of HealthCor Management, L.P.

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

/s/ Joseph Healey Joseph Healey, Individually

/s/ Arthur Cohen Arthur Cohen, Individually

Exhibit 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:	June 26, 2007

HealthCor Management L.P.

		By:	HealthCor Associates, LLC, general partner of HealthCor Management, L.P.

By: /s/ Arthur Cohen
Name: Arthur Cohen
Title: Manager

By: /s/ Joseph Healey
Name: Joseph Healey
Title: Manager

/s/ Joseph Healey Joseph Healey, Individually

/s/ Arthur Cohen Arthur Cohen, Individually